December 13, 2017

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Tiffany Piland Posil

Re:	CytoDyn Inc.

Tender Offer Statement on Schedule TO

Filed November 24, 2017

File No. 005-79349

Dear Ms. Posil:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated December 5, 2017 (the “Comment Letter”) from Tiffany Piland Posil, Special Counsel, Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Tender Offer Statement on Schedule TO, filed on November 24, 2017 (the “Tender Offer Statement”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Tender Offer Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Tender Offer Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Exhibit 99(a)(1)(B)

Offer to Amend and Exercise

1.	Condition (i) to the offer as set forth on pages 1 and 15 suggests that the offer is limited to holders of Original Warrants who are accredited investors. Since it is possible that the current holders of Original Warrants may not consist entirely of accredited investors, please revise the Offer to Amend and Exercise and accompanying Acceptance and Exercise Documents to clarify that the offer is not limited to accredited investors. Refer to Rule 13e-4(f)(8)(i).

In response to the Staff’s comment, the Company will revise the Tender Offer Statement to clarify that, while the Company requires holders of Original Warrants to complete an Accredited Investor Questionnaire, holders of Original Warrants will not be required to be accredited investors in order to participate in the tender offer. This also will be clarified in a supplemental letter mailed to the Original Warrant holders.

The amended Tender Offer Statement will also provide that, in the event that the Company receives a completed Accredited Investor Questionnaire from any holder of Original Warrants that desires to participate in the tender offer indicating that such holder is no longer an accredited investor, the Company will file as part of a subsequent amendment to its Tender Offer Statement and distribute to all holders of Original Warrants supplemental disclosure, which will include all of the information required by Rule 502 of Regulation D. In such a circumstance, the Company will extend the Expiration Date of the Offer to Amend and Exercise, to the extent required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the Commission thereunder.

As stated in response to the Staff’s comment 2 below, based on prior representations, the Company anticipates that each of the holders of the Original Warrants are accredited investors, and that the Offer to Amended and Exercise will qualify for an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder.

NEW YORK        PALO ALTO            NEW JERSEY        UTAH        WASHINGTON, D.C                Lowenstein Sandler LLP

Exhibit 99(a)(1)(C)

Acknowledgement and Representations and Warranties

2.	Representations and warranties (2) through (5), set forth on page 2, appear to operate as disclaimers or waivers of rights and/or to impermissibly restrict participation in the tender offer under Rule 13e-4(f)(8)(i). Please revise to eliminate these representations as a requirement to tender, or provide an analysis as to how these representations do not so operate and are consistent with Rule 13e-4(f)(8)(i).

In response to the Staff’s comments, the Company does not view representations and warranties (2) through (5), set forth on page 2 of the Acknowledgement and Representations and Warranties, as disclaimers or waivers of rights and/or to impermissibly restrict participation in the tender offer based on the particular facts of this situation.

The Company issued 42,878,749 of the Original Warrants in various private placement transactions (the “Private Placements”) in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act, and the balance of 8,211,364 of the Original Warrants in various registered direct offerings (the “Registered Offerings” and, together with the Private Placements, the “Original Offerings”) made under the Company’s shelf registration statement on Form S-3 (File No. 333-213349), which was declared effective by the Commission on September 9, 2016. In connection with each of the Original Offerings, the holders of the Original Warrants previously made substantially the same representations and warranties to the Company as are contained in representations (2) through (5). In the case of the Registered Offerings, such representations and warranties were required under applicable federal and state securities laws, both to comply with the confidential marketing requirements for registered direct offerings under federal securities laws and to comply with certain exemptions from registration under applicable state securities laws.

The Company maintains the warrant registers for each series of Original Warrants and is aware that there have been extremely limited transfers of the Original Warrants since their initial issuances in the Original Offerings. In the few cases where transfers have been made, as a prerequisite to recording such transfers, the Company has required substantially the same representations to be made by the transferee, so that such transfers could comply with the requirements of applicable federal and state securities laws.

As a result of the foregoing, the Company anticipates that the holders of the Original Warrants will have no reservation making such representations again in connection with the offer to amend the Original Warrants.

The Company intends to rely on Section 4(a)(2) of the Securities Act, and Rule 506 promulgated thereunder, and on exemptions from registration under applicable state securities laws, as applicable exemptions for its offer to amend the Original Warrants and, in the case of the Original Warrants that were originally issued in the Private Placements, for its issuance of common stock upon exercise of the amended warrants. The Company intends to rely on such representations in determining that such exemptions are available. The Company has implemented the Offer to Amend and Exercise without any form of general solicitation or general advertising. The Company acknowledges that it cannot exclude from the tender offer any holders who fail to make such representations, and that the Company may be required to cancel the tender offer if the Company determines that valid exemptions from registration for all securities to be issued in the tender offer are not available under applicable federal and state securities laws.

Based on prior representations provided by holders in connection with the Original Offerings and limited subsequent transfers of any Original Warrants, the Company anticipates that each of the holders of the Original Warrants will be able to make the representations and warranties set forth on page 2 of the Acknowledgement and Representations and Warranties, and will in fact make such representations, so that the Offer to Amend and Exercise will qualify for exemptions under applicable federal and state securities laws—and, most importantly for these purposes, that no one will be excluded from participating in the tender offer by reason of the inclusion of these representations and warranties.

Nevertheless, the Company will revise the Tender Offer Statement to clarify that it will not assert that representations and warranties (2) through (5), set forth on page 2 of the Acknowledgement and Representations and Warranties, constitute a waiver of any potential liability of the Company under federal securities laws if a claim is made against the Company.

In addition, the Company will revise the Tender Offer Statement to clarify that the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of any Original Warrant holders if the Company determines that valid exemptions from registration for all securities to be issued in the tender offer are not available under applicable federal and state securities laws. In such case, the Company acknowledges that it may not consummate the transactions contemplated by the tender offer.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476 or James O’Grady at (646) 414-6849.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick